    As filed with the Securities and Exchange Commission on December 20, 2002


                                FILE NO. 70-10100

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                               AMENDMENT NO. 2 TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------

                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                     --------------------------------------

                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

        The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Thomas K. Henderson, Esq.                             Debra J. Schnebel
Vice President and General Counsel                    Jones, Day, Reavis & Pogue
Allegheny Energy, Inc.                                77 West Wacker
10435 Downsville Pike                                 Chicago, IL  60601
Hagerstown, MD 21740

         This Amendment No. 2 amends and restates in its entirety the Application/Declaration on Form U-1 in this proceeding, originally filed with the Securities and Exchange Commission on October 29, 2002 (File No. 70-10100), as amended by Amendment No. 1 filed on November 5, 2002, with the exception that, other than Exhibit H, it does not replace exhibits previously filed.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

A.       Introduction

         Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, L.L.C. ("AE Supply"),(1) a registered holding company and public utility company subsidiary of Allegheny (collectively "Applicants"), hereby file this application - declaration (this "Application") pursuant to sections 6(a), 7 and 12 of the Public Utility Holding
Company Act of 1935, as amended ("Act"), and Rules 46, 52 and 54 under the
Act seeking modification to certain authorizations granted to the Applicants by the Commission on December 31, 2001 in Holding Co. Act Release No. 27486 (the "Original Financing Order"), as supplemented by Holding Co. Act Release No. 27521 (April 17, 2002) (the "April Order") and Holding Co. Act Release No. 27579 (October 17, 2002) (the "Supplemental Order", and together with the Original Financing Order and the April Order, the "Financing Order"), for the period from the date of the order of the Securities and Exchange Commission (the "Commission") in this proceeding through December 31, 2003.

         The following is a summary of the financing authorizations granted to Allegheny and its subsidiaries in the Financing Order:

         1. Allegheny to issue up to $1 billion in equity securities at any time outstanding;

         2. Allegheny and/or AE Supply, in the aggregate, to issue and sell to non-associated third parties up to $4 billion in short-term debt at any time outstanding and up to $4 billion in long-term debt at any time outstanding, provided that total debt and equity authority under (1) and (2) shall not exceed $4 billion at any time outstanding (the "Financing Limit")(2);

         3. Allegheny and/or its subsidiaries to enter into guarantees, obtain letters of credit, extend credit, enter into guarantee-type expense agreements or otherwise provide credit support with respect to the obligations of an associate company (collectively, "Guarantees"), in the aggregate amount not to exceed $3 billion any time outstanding;

-------------------------
         (1) In Holding Co. Act Release No. 27101 (November 12, 1999) the Commission authorized the formation of AE Supply. AE Supply is a public utility company within the meaning of the Act, but not for purposes of state regulation.

         (2) As of the date hereof, Allegheny had $635 million of short-term debt and long-term debt outstanding and AE Supply had approximately $2,641.5 million of short-term debt and long-term debt outstanding, including debt of its majority owned subsidiary, Allegheny Generating Company. Of these amounts, approximately $600 million was issued pursuant to the authorization granted in the Financing Order, and subject to the Financing Limit. In addition, for a discussion of certain lease transactions, reference is made to Applicants' respective Annual Reports on Form 10-K for the year ended December 31, 2001, as amended.

         4. Allegheny to exceed the Rule 53 aggregate investment limitation and to utilize a portion of the proceeds of the equity issuances, short-term debt, long-term debt and Guarantees in any combination to increase its "aggregate investment" (as defined in rule 53(a)) up to $2 billion in EWGS and FUCOS;

         5. Allegheny and the Other Subsidiaries (as defined below) to form one or more direct or indirect special purpose financing subsidiaries that will, among other things, issue debt and/or equity securities and loan the proceeds thereof to Allegheny, AE Supply and the Other Subsidiaries as described therein; and

         6. Allegheny, AE Supply and the subsidiaries of Allegheny (other than the Operating Companies, as hereinafter defined), whether now existing or hereafter created or acquired, to engage in intra-system financings up to $4 billion.

In addition, in the Supplemental Order the Commission authorized AE Supply to issue up to $2.0 billion of the short-term debt and long-term debt authorized by the Commission in the Financing Order on a secured basis.

         Specifically, the Applicants request (i) authorization for AE Supply to declare and pay dividends out of capital and unearned surplus, as and to the extent described herein, and (ii) modification to the financing parameters which are conditions to the financings authorized in the Financing Order, during the period through December 31, 2003.

B.       Overview of the Companies

         Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power), and The Potomac Edison Company ("Potomac Edison"), and a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power" and collectively, West Penn, Monongahela Power, Potomac Edison and Mountaineer Gas Company are referred to herein as the "Operating Companies"). The direct and indirect subsidiaries of Allegheny, other than the Operating Companies and AE Supply, are referred to herein as the "Other Subsidiaries".

         Allegheny Power delivers electric energy to approximately 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission (the "Pennsylvania Commission"); Monongahela Power is subject to the regulation of both the West Virginia Public Service Commission (the "West Virginia Commission") and the Ohio Public Utility Commission (the "Ohio Commission"); Monongahela Power's subsidiary, Mountaineer Gas Company, is subject to the regulation of the West Virginia Commission; and Potomac Edison is subject to the regulation of the Maryland Public Service Commission (the "Maryland Commission"), the West Virginia Commission and the Virginia State Corporation Commission (the "Virginia Commission"; collectively, the Maryland

Commission, the Pennsylvania Commission, the Ohio Commission, the Virginia Commission and the West Virginia Commission are referred to herein as the "State Commissions"). Allegheny also has two non-regulated subsidiaries - Allegheny Ventures, Inc. and AE Supply.

         Allegheny Ventures, Inc. ("Allegheny Ventures"), a non-utility non-regulated subsidiary of Allegheny, invests in and develops energy-related projects through its wholly owned subsidiary Allegheny Energy Solutions. Additionally, Allegheny Ventures invests in and develops telecommunications projects through Allegheny Communications Connect, Inc., an exempt telecommunications company under the Act. Also, through its non-regulated subsidiaries, Allegheny Ventures procures and manages gas supplies to retail customers.

         AE Supply is the electric generating company for the Allegheny system. During 1999 and 2000, in response to deregulation legislation in Maryland, West Virginia, Virginia and Pennsylvania, Potomac Edison and West Penn transferred generating assets which totaled approximately 6,900 MW to AE Supply. In 2001, Monongahela Power transferred generating assets, totaling 352 MW, to AE Supply. Pursuant to contracts, AE Supply provides power to West Penn, Potomac Edison and Monongahela Power to serve their customers in Pennsylvania, Maryland, Virginia and Ohio and to serve the retail load of Potomac Edison in West Virginia. These contracts represent a significant portion of the normal capacity of AE Supply's fleet of transferred generating assets. As a result, AE Supply's core business has been to provide power to Allegheny Power to serve its native load.

         The Allegheny system entered the merchant trading business with the purchase of a 276 MW generating unit located at the Fort Martin Power Station in West Virginia, which was subsequently transferred to AE Supply. Beginning in 2000, the Allegheny system significantly expanded its merchant power business. In May 2001, AE Supply acquired three natural gas-fired generating facilities with total capacity of 1,710 MW in Illinois, Indiana and Tennessee (Midwest), for a purchase price of approximately $1.1 billion. In addition, AE Supply has acquired, constructed or obtained contractual control over 569 MW of capacity.

         Also, in 2001, AE Supply acquired Global Energy Markets, the energy commodity marketing and trading business of Merrill Lynch Capital Services, Inc. The acquired business included a long-term contractual right to call up to 1,000 MW of generating capacity in southern California. The acquisition provided AE Supply with expanded expertise in wholesale marketing, energy trading, fuel procurement, market analysis and risk management.

         Although AE Supply is a public utility company within the meaning of the Act, AE Supply is not a utility for purposes of state regulation nor is it subject to regulation as an electric public utility in any of the states in which it operates.

C.       Background Information

         Beginning in 2000, the Allegheny system significantly expanded its merchant power business. AE Supply has acquired, constructed or obtained contractual control over a total of 2,250 MW of capacity. In addition, additional generating capacity totaling 810 MW will become available to AE Supply in 2003 - 2005.

         Recently, the merchant power business has suffered a number of setbacks. Some markets, most notably California, have experienced interruptions of supply and price volatility. Merchant trading was negatively affected by the bankruptcy filing by Enron and liquidity issues at several other major market participants. These events have caused state deregulation to be delayed, discontinued and/or reversed. As a result, the demand for merchant power has not developed as expected. Additional capacity, coupled with lower than expected loads and a relatively weak economy, have led to reduced wholesale prices in several regional markets in which AE Supply owns, operates or contractually controls generation assets. For example, the Midwest peaking units purchased by AE Supply in 2001 lost approximately $34 million in the first six months of 2002.

         In 2001, AE Supply acquired Global Energy Markets, which included a long-term contractual right to call up to 1,000 MW of generating capacity in southern California. Shortly after acquiring the energy trading business, AE Supply entered into a power purchase agreement with the California Department of Water Resources (CDWR). In 2002, in response to concern over the cost of natural gas and the prices for electricity in California, AE Supply entered into a series of forward purchases of electricity at prices above the contractual price of the CDWR contract. As a result, the CDWR contract and related forward purchase hedges have negatively affected AE Supply's cash flows. While this hedging strategy will result in short-term cash outflows through 2002, the total projected cash flows related to the CDWR contract remain significantly positive over the life of that contract. In the first six months of 2002, AE Supply suffered trading losses of approximately $29 million. Starting with 2003, AE Supply expects to realize gains related to the CDWR contract for the remainder of the term.

         AE Supply also suffered higher than normal unplanned outages at its generating facilities in 2002. These outages resulted in lower net revenues as a result of increased operation expenses, including the purchase of higher priced replacement power, and reduced excess generation available for sale into the wholesale markets.

         For the six months ended June 30, 2002, Allegheny had consolidated income before cumulative effect of accounting change of approximately $69 million. Allegheny's results primarily reflect weak wholesale energy markets nationwide, reduced economic activity and unplanned generator outages, as discussed above. In addition, Allegheny recorded, as of June 30, 2002, an after-tax charge for cancellation of generation projects ($23.3 million) and an impairment charge for unregulated investments ($5.5 million). Also, for the six months ended June 30, 2002, the Company completed its assessment of goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The assessment determined that approximately $210 million of goodwill, primarily related to the acquisitions of Mountaineer Gas Company and West Virginia Power(3), was impaired. As a result, the Company recorded an after-tax charge of $130.5 million as the cumulative effect of an accounting change as of January 1, 2002.

         The weakness in the wholesale energy markets is expected to continue into next year. As a result, Allegheny's financial forecasts continue to show weak financial performance through 2003.

         In a move to reduce costs and bolster financial performance, AE Supply has cancelled a number of generation projects and suspended construction of 540 MW of combustion turbine

(3) In August 2000, Monongahela Power acquired Mountaineer Gas Company, a natural gas distribution company serving approximately 200,000 retail natural gas customers in West Virginia. In December 1999, Monongahela Power acquired West Virginia Power and its 24,000 natural gas customers. West Virginia Power was subsequently liquidated into its parent company, Monongahela Power.

generation planned for St. Joseph, Indiana, thereby reducing capital expenditures by approximately $900 million over the next several years. Also, to increase liquidity, AE Supply has offered for sale certain of its assets, including certain generating facilities.

         During the third quarter of 2002, AE Supply announced a restructuring of its energy marketing and trading activities. AE Supply is significantly reducing its reliance on the wholesale energy trading business primarily by restricting activities to an asset-backed strategy using its low-cost generation assets located in the Mid-Atlantic and Midwest regions. As a result, AE Supply's trading activities will focus on lowering risk, optimizing the value of its generation assets, and reducing the effect of mark-to-market earnings. In addition, AE Supply is currently litigating before the Federal Energy Regulatory Commission certain challenges to the CDWR contract. AE Supply continues to pursue settlement discussions with the State of California to settle these issues. AE Supply is also evaluating options to monetize the value of the CDWR contract and related positions.

         In conjunction with AE Supply's decision to restructure its energy trading activities, AE Supply performed a comprehensive assessment of the valuation techniques and assumptions used to value its existing portfolio of energy commodity contracts. AE Supply determined that the valuation methodologies for certain contracts with option features needed to be revised to reflect current market conditions. As a result, AE Supply may be required to reduce the value of its portfolio of energy commodity contracts.

         Allegheny has also undertaken a number of cost-cutting initiatives in 2002, including reducing pre-tax operating expenses in 2002 by an estimated $45 million and reducing its workforce by approximately 10% through an early retirement option, normal attrition and selected staff reductions. This action is projected to reduce expenses in 2002 by $5 million, and result in annualized savings of $40 million to $50 million. In September 2002 Allegheny will incur a current period cost associated with the work force reduction.

         Additionally, in order to increase liquidity, Allegheny has committed that the dividend to be paid by Allegheny in December 2002 and in 2003 will be between 0% and 50% of the current dividend level. At its December 5, 2002 Board meeting, Allegheny's Board of Directors suspended the fourth quarter 2002 cash dividend on its common stock. No determination has been made by the Board of Directors as to future dividend levels within this range.

D.       Requested Authorization

         As discussed above, Allegheny has experienced weaker financial performance and tightened liquidity in 2002, in large part as a result of the deterioration of the merchant power and energy trading businesses. As a result, Allegheny and AE Supply face a critical liquidity need in the short-term. In the Financing Order, AE Supply received authority to issue secured debt, to enable it, in the current market environment, to obtain new funds to meet its funding requirements. Applicants seek authorization in this Application for AE Supply to pay dividends out of capital and unearned surplus up to $500 million in order to provide Allegheny with the liquidity required at that level.

         Applicants also request modification to the financing parameters which are conditions to the financing transactions authorized in the Financing Order. For example, as discussed in File No. 70-9897, Applicants anticipate that any, or a combination, of factors may require the recording of impairment charges or adjustments, resulting in the common equity ratio of Allegheny and/or AE Supply falling below 30%.

1.       Modification to Financing Order

Modification to Financing Conditions.

         The Financing Order sets forth a number of parameters ("Financing Conditions") applicable to the Applicants which are conditions to the authorization granted by the Commission in the Financing Order. Applicants request that the Financing Conditions be modified for the period from the date of the issuance of a Commission order in this proceeding through December 31, 2003, by modifying the Financing Conditions set forth in the Financing Order as follows:

         (i) the common stock equity of Allegheny, on a consolidated basis, will not fall below 28% of its total capitalization; and the common stock equity(4) of AE Supply, on a consolidated basis, will not fall below 20% of its total capitalization;

         (ii) the effective cost of capital on any security issued by Allegheny or AE Supply will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will (1) the interest rate on any debt securities issued pursuant to a bank credit facility exceed the greater of (i) 900 basis points over the comparable term London Interbank Offered Rate ("LIBOR") (5) and (ii) the sum of 9% plus the prime rate as announced by a nationally recognized money center bank and (2) the interest rate on any debt securities issued to any other financial investor exceed the sum of 12% plus the prime rate as announced by a nationally recognized money center bank; and

         (iii) the underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security issued by Allegheny or AE Supply will not exceed the greater of (A) 5% of the principal or total amount of the securities being issued or (B) issuances expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

         Applicants request that during the period through December 31, 2003, the financing authorizations contained in the Financing Order remain effective even though the Financing Conditions set forth in the Financing Order are not satisfied, so long as the financing conditions set forth in this Application (said financing conditions, as they may be amended or modified from time to time with the approval of the Commission, the "Revised Financing Conditions") are satisfied.

         Allegheny and AE Supply have recently been downgraded to below investment grade by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Moody's

-------------------------
         (4) Since AE Supply is a limited liability company, "common stock equity" means for this purpose the membership interests of AE Supply.

          (5) It should be noted, however, that the interest rate applicable after the occurrence of a default may be increased by an additional increment, typically 200 basis points.

Investor Services and Fitch Ratings. Applicants request that the financing authorizations granted in the Financing Order not be subject to the requirement that Allegheny maintain its senior unsecured long-term debt ratings, and the rating of any commercial paper that may be issued, at investment grade level, as established by a nationally recognized statistical rating organization. Applicants further request that Allegheny and AE Supply be authorized to issue short-term debt and/or long-term debt under those circumstances when such debt, upon issuance, is unrated or is rated below investment grade.

         As a result of business developments and steps taken to address the financial situation at AE Supply, AE Supply may be required to record certain write-downs, impairment charges and other adjustments which would reduce the common equity level of AE Supply below 30% of total capitalization. In addition, AE Supply expects the aggregate amount of its debt outstanding to increase, to reflect the additional debt to be incurred in connection with the issuance of the secured debt which was authorized in the Financing Order and the inclusion on AE Supply's balance sheet of certain lease transactions which had not previously been reflected on AE Supply's balance sheet in accordance with generally accepted accounting principles, as discussed below. On a consolidated basis, Allegheny's common equity ratio is also negatively impacted by these developments at AE Supply and is expected to drop below 30%.

         Applicants further request that the financing authorizations granted in the Financing Order not be subject to the requirement that Allegheny and/or AE Supply maintain a common stock equity ratio above 30%, or above the levels stated above. Rather, Applicants request that the financing authorizations granted in the Financing Order remain effective without regard to the common stock equity levels of Allegheny and/or AE Supply. The Applicants request that the Commission reserve jurisdiction over the common stock equity ratio level to be maintained as a condition to the financing authorization for Allegheny and AE Supply below the levels set forth above.

         Allegheny is committed to returning its ratio of common equity to total capitalization to 30% or more at the earliest possible date and expects to achieve this, subject to market conditions, through the sale of assets and/or equity during the course of 2003 or, if the 30% ratio is not achieved during 2003, 2004. The Applicants commit to file in a timely manner an application with the Commission if, or to the extent that, Allegheny will seek relief from the requirement that it maintain a common stock equity ratio of at least 30% after December 31, 2003.

         Applicants commit that (1) the interest rate on any debt securities issued pursuant to a bank credit facility will not exceed the greater of (i) 900 basis points over the comparable term London Interbank Offered Rate ("LIBOR")(6) and (ii) the sum of 9% plus the prime rate as announced by a nationally recognized money center bank and (2) the interest rate on any debt securities issued to any other financial investor will not exceed the sum of 12% plus the prime rate as announced by a nationally recognized money center bank. Applicants request authorization to issue debt securities at an interest rate in excess of such rates. The Applicants request that the Commission

-------------------------
         (6) It should be noted, however, that the interest rate applicable after the occurrence of a default may be increased by an additional increment, typically 200 basis points.

reserve jurisdiction over any such higher interest rate to be applicable to any debt securities to be issued by Allegheny or AE Supply pursuant to the Financing Order.

         Applicants cannot at this time provide assurance that it will be in compliance on or prior to December 31, 2003 with each of the Financing Conditions as set forth in the Financing Order. Applicants commit to advise the staff of the Commission as to any developments with respect to implementation of its strategic and financial plan and to make formal application to the Commission in a timely manner if, and to the extent, that Applicants require further authorization from the Commission.

Financing Authorization Requested.

         Applicants need to be able to continue to engage in financing transactions in accordance with the Commission's financing authorization in order to address their liquidity needs at this difficult time. AE Supply is currently in default in the payment of certain of its obligations and $260 million of Allegheny's bank loans mature at year-end. Consummation of the financing transactions will provide funds to pay their respective obligations which are due and payable. Applicants further request the authorization to engage in financing transactions to meet future needs as they arise.

         Applicants require the ability to issue debt securities within the limitations set forth in the Financing Order. Such authorization will provide the Applicants with the ability to raise funds to meet their respective financial obligations. In addition, such authority provides Applicants with flexibility in the manner in which they raise funds in the capital markets and allows Applicants to adapt their financing strategies to market conditions at the time. Such authority will also provide Applicants with the ability to restructure its capital structures -- e.g., by refinancing short-term debt with long-term debt. AE Supply currently proposes to issue approximately $1.5 billion of secured debt to refinance outstanding indebtedness, including indebtedness relating to the Springdale facility in the approximate amount of $270 million and up to $350 million of indebtedness of Allegheny to be repaid by Allegheny from funds received as a dividend from AE Supply.(7) Additionally, AE Supply will issue approximately $470 million of additional secured debt to meet its liquidity requirements. It is estimated that of this additional liquidity, approximately $50 million will be applied to complete construction of the Springdale facility, approximately $55-65 million will be used to pay suspension or termination costs relating to the St. Joseph facility and up to $355 million will be applied to fund financing fees and transaction expenses, payments to trading counterparties, collateral requirements, capital expenditures, working capital requirements and be available for payment of unbudgeted contingency amounts. It is further anticipated that debt relating to the construction of the St. Joseph project in the approximate amount of $85 million will be recorded on AE Supply's balance sheet. In addition, Allegheny

-------------------------
         (7) Allegheny currently has outstanding approximately $335 million under its bank facilities, $260 million of which comes due on December 31, 2002, and $300 million of its 7.75% Notes due 2005. It is estimated that all or a portion of the bank facilities will be repaid with proceeds of AE Supply's secured debt which will be paid as a dividend from AE Supply to Allegheny. To the extent not so repaid, it is anticipated that Allegheny will refinance the remaining amount outstanding under the bank facilities and that the size of the AE Supply bank facility would be reduced by an equal amount (which will not reduce amounts available to meet liquidity requirements, since the borrowing required to pay the dividend to Allegheny would be reduced).

may issue up to $350 million of unsecured indebtedness to repay indebtedness which comes due beginning December 31, 2002, to the extent such debt is not repaid from funds received as a dividend from AE Supply. Thus, in addition to the issuance by AE Supply of up to $2.0 billion of secured debt pursuant to Supplemental Order, Applicants request that the Commission authorize the issuance by Applicants of additional debt within the Financing Limit in order to refinance, replace and substitute any indebtedness outstanding from time to time, provided in each case that the Revised Financing Conditions are met. Applicants request that the Commission reserve jurisdiction over the authorization of the issuance by the Applicants of any other debt securities authorized by the Financing Order at such time that the Financing Conditions set forth in the Financing Order are not satisfied.

         Allegheny also anticipates that it may issue common stock in 2003. The amount and/or timing of any such issuance will depend upon market conditions at the time. Such an issuance would permit Allegheny to "deleverage" its capital structure and improve its ratio of common equity to total capitalization. Allegheny requests that the Commission authorize the issuance of common equity during the Authorization Period, so long as the Revised Financing Conditions are met.

         Applicants also request authorization to make intercompany loans and to issue Guarantees to support activities throughout the Allegheny system at any time that the Revised Financing Conditions are met. Allegheny has provided inter-company loans, through the money pool, to the Operating Companies and has provided inter-company loans to AE Supply and its other subsidiaries. AE Supply has from time to time, and intends in the future to, provide loans to its subsidiaries in order to support the businesses of such subsidiaries. In addition, Allegheny has provided a number of guaranties of obligations, including trading obligations and other contractual obligations, of AE Supply and other subsidiaries. AE Supply has issued guarantees to support the obligations of its subsidiaries. Also, certain other subsidiaries of Allegheny have issued guarantees in support of obligations of other subsidiaries in the Allegheny system. The use of intercompany loans and Guarantees is an integral part of the financial management of the Allegheny system. Any disruption to the ability to provide intercompany loans and Guarantees would be detrimental to the operations of the Operating Companies and the other companies in the Allegheny system.

         Companies in the Allegheny system require the authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates and currency exchange rates. Of immediate concern, Applicants may desire to manage the variability of the interest on the secured debt proposed to be issued by AE Supply. Similarly, it may be prudent to manage the risk associated with any future issuances of securities by companies in the Allegheny system. Applicants thus request authorization to engage in hedging transactions for the purposes and subject to the limitations thereon set forth in the Financing Order, notwithstanding the fact that at such time the Financing Conditions set forth in the Financing Order are not satisfied, provided that at such time the Revised Financing Conditions are met.

         In addition, it is appropriate that the Other Subsidiaries be able to pay dividends out of capital and unearned surplus. In connection with the sale of assets, it is possible that the subsidiary that owns a particular project being sold and that receives the net proceeds from the sale will not have sufficient retained earnings to dividend the net sale proceeds upstream for utilization by its parent company to pay outstanding indebtedness. This inability to use net sale proceeds to reduce debt will inhibit significantly efforts to improve the financial condition of AE Supply. Applicants request authorization for the Other Subsidiaries to pay dividends out of capital at such times as the Financing Conditions set forth in the Financing Order are not met, provided that the Revised Financing Conditions are met.

         Notwithstanding the foregoing, Applicants commit that at any time that Allegheny's ratio of common equity to total capitalization is not at least 30%, neither Allegheny nor any subsidiary of Allegheny will invest or commit to invest any funds in any new projects which qualify as EWGs or FUCOs; provided, however, Allegheny may increase its investment in EWGs as a result of the qualification of existing projects as EWGs and Allegheny may make additional investments in an existing EWG(8) to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein. Allegheny requests that the Commission reserve jurisdiction over any additional investment by Allegheny and its Subsidiaries in EWGs and FUCOs during the period that Allegheny's common equity ratio is below 30%.

         In addition, Applicants commit that at any time that Allegheny's ratio of common equity to total capitalization is not at least 30%, neither Allegheny nor any subsidiary of Allegheny will invest or commit to invest any funds in any new energy-related company within the meaning of Rule 58 (a "Rule 58 Company"); provided, however, Allegheny may increase its investment in an existing Rule 58 Company to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein. In addition, notwithstanding the foregoing, Allegheny and/or AE Supply may invest in one or more new Rule 58 Companies which may be created in connection with the restructuring and/or reorganization of the existing energy trading business of AE Supply and its subsidiaries. Allegheny requests that the Commission reserve jurisdiction over any additional investment by Allegheny and its Subsidiaries in Rule 58 Companies during the period that Allegheny's common equity ratio is below 30%.

Commission Precedent.

         The Commission has on several occasions considered the appropriateness of capital ratios. While in past cases, the Commission has considered the 30% common equity ratio adequate,(9) the Commission has indicated that the common equity ratio should not be a simple application of arithmetical formulas. In the Matter of Georgia Power Company, Holding Co. Act Release No. 18517 (July 31,
1974), the Commission considered the decline in relative weight of the common equity element in the capital structure of Georgia Power Company as a result of the heavy demands of a construction program which was to be funded, for the most part, by financing. In that situation, the Commission noted:

         "While the appropriateness of capital ratios in any given situation is a more complex matter than the simple application of arithmetical formulas, we are not persuaded that Georgia's present common equity ratio requires

-------------------------
         (8) The existing EWGs in which Allegheny and its subsidiaries have investments as of the date hereof are as follows: Allegheny Energy Hunlock Creek, LLC, Hunlock Creek Energy Ventures, AE Supply Gleason Generating Facility, LLC, AE Supply Wheatland Generating Facility, LLC, AE Supply Lincoln Generating Facility, LLC, Buchanan Generation, LLC, Acadia Bay Energy Company and Buchanan Generation, LLC.

         (9) See Eastern Utilities Associates, 34 S.E.C. 390, 444-445 (1952); Kentucky Power Company, 41 S.E.C. 29, 39 (1961).

         immediate and drastic action -- particularly under present unfavorable conditions in the market for utility equity securities. It would be imprudent to require Georgia to raise large amounts of equity capital immediately, with no assurance that this could be done on reasonable terms."

It should be noted that in that instance the capitalization of Georgia Power Company was still comfortably above the 30% common equity ratio.

         However, in later years, the Commission approved transactions for companies in the Southern Company system, including Alabama Power Company and Georgia Power Company, when the 30% common equity ratio was not met. In the Matter of The Southern Company, Holding Co. Act Release No. 21766 (October 29,
1980), in which the Commission approved the issuance of common stock by The Southern Company, it was noted that The Southern Company had a common equity ratio of 28.65% as of June 30, 1980. In September 1980, at a time when The Southern Company had a common equity ratio of less than 30% and the common equity ratio of Alabama Power Company was 28.1% (as of March 31, 1980), the Commission authorized the extension of short-term borrowing for Alabama Power Company. See In the Matter of Alabama Power Company, Holding Co. Act Release No. 21711 (September 10, 1980). In that order the Commission noted:

         ". . .the proposed financing is directed to curing critical financial problems of Alabama. The suggestion that the financing program be deferred makes no financial or statutory sense."

The cause of the financial problems of Alabama Power Company were "largely as a result of prolonged difficulties in securing what it considered sufficient rate relief." Similarly in October 1980, the Commission authorized the issuance and sale of first mortgage bonds and preferred stock by Georgia Power Company while the common equity ratio of The Southern Company, the registered holding company, was below 30%. See In the Matter of Georgia Power Company, Public Utility Holding Co. Act Release No. 21737 (October 1, 1980).

         In Eastern Utilities Associates, Holding Co. Act Release No. 24879 (May 5, 1989), the Commission issued a supplemental order releasing jurisdiction over various financing transactions requested by Eastern Utilities Associates ("EUA") and its electric utility subsidiary EUA Power Corporation ("EUA Power") in connection with EUA Power's investment in a nuclear-fueled generating plant in Seabrook, New Hampshire, notwithstanding EUA's failure to meet the 30% common equity ratio standard.(10) The Commission approved the requests notwithstanding the circumstance that the common equity ratio of EUA would drop to approximately 28.9% and that of EUA Power would drop to approximately 24%.

         The Commission stated that it "under appropriate circumstances has applied capitalization ratio standard flexibly where, for example, there was assurance that capitalization

-------------------------
         (10) See Eastern Utilities Associates, Holding Co. Act Releases No. 24245 (Nov. 21, 1986) and No. 24641 (May 12, 1988) authorizing the acquisition by EUA Power of a joint ownership interest in the Seabrook project and to maintain a capital structure of 80% debt and 20% equity by EUA Power for the period prior to commercial operation of Seabrook.

ratios would improve over the foreseeable future, and where it was in the public interest and the interest of investors and consumers that a proposed financing should be permitted to go forward."(11) In reviewing the application, the Commission took into consideration that absent an order permitting the requested financings, EUA Power would forfeit its entire investment in Seabrook and EUA's equity investment in EUA Power would become worthless. Furthermore, the Commission found that the loss of EUA Power's financial support of its share in Seabrook would carry serious adverse consequences for the project as a whole. The Commission concluded that, on balance, EUA Power's issuance of additional notes, and a further investment by EUA in EUA Power's preferred stock, is a prudent course for EUA and EUA Power in light of the continuing progress of the license procedures of the Seabrook project. The Commission also took into consideration that EUA's common equity ratio was expected to be above 30% in the near future.

         In The Columbia Gas System, Inc., Holding Co. Act Release No. 25363 (August 20, 1991), The Columbia Gas System, Inc. ("Columbia"), a debtor-in-possession under Chapter 11 of the Bankruptcy Code, was authorized to issue and sell short-term secured promissory notes at a time when Columbia's common equity ratio was below 30%. It was noted that the reduction in Columbia's common equity ratio resulted from a write-off of approximately $1.2 billion of high-cost supply contracts of one of Columbia's subsidiaries. It was further noted that the issuance of the notes would result in the reduction of Columbia's common equity ratio to 28.3%. In this context, the Commission noted:

         "As a matter of regulatory policy, the Commission has generally favored a minimum consolidated common equity component of 30%. The Commission has recognized that compelling circumstances such as exist in the instant matter may warrant our approval of a consolidated equity capitalization below the customary 30% level."

         More recently, in Conectiv, et al., Holding Co. Act Release No. 27111 (Dec. 14, 1999), the Commission authorized a modification of a financing order granted to Conectiv to modify the condition to its financing authorization that Conectiv maintain a minimum common stock equity ratio of 30% to 20%.(12) Conectiv stated the requested modification in the level of the common stock ratio arose out of restructuring legislation in the states in which its utility subsidiaries operated. It was noted in the Order that:

         "The Commission has in the past, however, granted exceptions to the 30% requirement where there was some special circumstance leading to the inability to maintain this standard, including difficulties expected in connection with industry restructuring, and it was likely that the standard could be met in the near future."

-------------------------
         (11) See e.g., Central Power & Light Co., 27 S.E.C. 185 (1947); Indiana Service Corp., 24 S.E.C. 463 (1946); Republic Service Corp., 23 S.E.C. 436
(1946); Alabama Power Co., 22 S.E.C. 267 (1946); Consumer's Power Company, 20 S.E.C. 413 (1945); and Ohio Edison Co., 18 S.E.C. 529 (1945).

         (12) In two subsequent orders, the Division of Investment Management granted further financing authority to Conectiv, although Conectiv's common equity ratio remained under 30% throughout the year 2002. See Conectiv, Inc., Holding Co. Act Release Nos. 27192 (June 29, 2000) and 27507 (March 22, 2002).

         Also, in Public Service Company of New Hampshire, Holding Co. Act Release No. 26046 (May 5, 1994), the Commission authorized the extension by Public Service Company of New Hampshire ("PSNH") of a revolving credit agreement entered into in connection with PSNH's reorganization from bankruptcy on May 16, 1991, prior to its acquisition by Northeast Utilities on June 5, 1992. PSNH's obligations under the revolving credit agreement would continue to be secured by a second mortgage on certain of PSNH's assets. This authorization was granted at a time when PSNH's first mortgage bonds had recently been downgraded to below investment grade and its common equity to total capitalization was 28.3%. In this matter, the Commission concluded that the applicable provisions of the Act were satisfied and that no adverse findings were necessary.

         Finally, the authorization sought herein with respect to the Financing Conditions is consistent with the authority granted by the Commission in Holding Co. Act Release No. 27579 (October 17, 2002), authorizing Allegheny and AE Supply to issue and sell through December 31, 2003 up to $2 billion of secured debt subject to the financing conditions described therein.

         Applicants respectfully submit that the circumstances applicable to the Applicants, as discussed above, meet the standards established by the Commission for relief from the Financing Conditions.

2.       Dividends by AE Supply out of Capital or Unearned Surplus

         The Financing Order authorizes the Other Subsidiaries to pay dividends out of capital and unearned surplus, to the extent permitted under applicable corporate law. Applicants hereby request authorization pursuant to Section 12(c) of the Act and Rule 46 thereunder for AE Supply to pay dividends(13) out of capital and unearned surplus of up to $500 million during the period ending December 31, 2003. Applicants anticipate that in order to meet the liquidity needs of Allegheny, AE Supply will be required to pay dividends in excess of its current and retained earnings. As of June 30, 2002, AE Supply had retained earnings of approximately $220 million. To the extent that AE Supply is required under generally accepted accounting principles to record any writedowns, impairment charges or other adjustments, AE Supply's retained earnings would be further reduced. Thus, the declaration and payment of the proposed dividends would be charged in whole or in part to capital and/or unearned surplus. Allegheny and AE Supply represent that AE Supply will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In addition, AE Supply will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions by AE Supply to its members. Furthermore, prior to the payment of any dividend by AE Supply to Allegheny, Allegheny will receive and file as a confidential exhibit to this Application a letter of a financial advisor to Allegheny confirming that the financial projections attached as Exhibit H hereto are reasonable.

         AE Supply, formed in November, 1999, has not had much time during which to accumulate retained earnings. Allegheny has made a number of capital contributions (in cash and/or assets) over the years that AE Supply has been in existence. The paid-in capital component of Allegheny's membership interest in AE Supply as of June 30, 2002 was approximately $1.5 billion. Allegheny contributed approximately $270 million of cash capital to AE Supply in 2001. AE Supply paid no dividends in 2001. In 2002, Allegheny contributed an

-------------------------
         (13) Since AE Supply is a limited liability company, "dividend" shall include for this purpose any distribution by AE Supply in respect of its membership interests.

additional $1.9 million of cash capital and contributed approximately $193 million through the forgiveness of an intercompany loan. AE Supply declared a dividend of $100 million as of August 31, 2002. Furthermore, AE Supply's estimate of the fair value of the assets of AE Supply significantly exceeds their book value as described in Exhibit G. Importantly, the payment of such a dividend is an integral part of an overall bank financing plan pursuant to which significant additional credit is expected to be made available to AE Supply on the understanding that a portion of this additional credit will be utilized to repay amounts owing at Allegheny. In order to be effected, this plan must be supported by AE Supply's existing bank lenders who are the creditor group with by far the largest credit exposure to AE Supply. Moreover, this will benefit Allegheny and the Operating Companies by permitting the reduction of debt at Allegheny which would otherwise have to be serviced with dividends from the Operating Companies and whatever excess cash flow, if any, as would be permitted by the AE Supply banks to be dividended to Allegheny. The proposed return of capital is appropriate and necessary under the circumstances.

         The Commission has authorized on a number of occasions the payment of dividends out of capital. In addition, the Commission has previously approved the payment of dividends out of capital by utility subsidiaries of registered holding companies in circumstances in which such payments would not impair the subsidiary's ability to meet its obligations and the subsidiary's assets are sufficient to meet anticipated expenses and liabilities.(14)

         In Entergy Corporation, et al., Holding Co. Act Release No. 26534 (June 18, 1996), the Commission authorized Entergy Power, Inc., a company formed to participate as a supplier of electricity at wholesale to non-associate companies in the bulk power market, to pay dividends out of capital and/or unearned surplus. The Commission noted, among other things, that Entergy Power, Inc. had incurred losses from operations for each of the years 1990 through 1995 as a result of adverse market conditions, high debt service requirements associated with its leveraged capital structure and other factors. In addition, in AEP Generating Company, Holding Co. Act Release No. 26754 (Aug. 12, 1997), the Commission authorized the applicant in that proceeding to pay dividends out of capital at a time when it did not maintain a percentage of common equity to total capitalization at or above 30%.

         Although prior Commission precedent is not directly analogous to the circumstances addressed in these proceedings, the facts in this circumstance are likewise unique. AE Supply began operations just three years ago, in 1999. During that time Allegheny has contributed substantial assets and a significant amount of cash to AE Supply in order to develop and support the business of AE Supply.

         Applicants believe that at this time of tightened liquidity it is appropriate that Allegheny receive a return on the assets and other capital contributed by Allegheny to AE Supply. AE Supply has used its capital, and the earnings thereon, to expand its business. It is now appropriate to return funds to Allegheny. If AE Supply is unable to declare and pay dividends to Allegheny as contemplated by this request, Allegheny will not have sufficient funds to pay its obligations which become payable beginning on December 31, 2002. In such event, Allegheny

-------------------------
         (14) Allegheny Generating Co., Holding Co. Act Release No. 26579 (Sept. 19, 1996); Entergy Corp., et al., Holding Co. Act Release No. 26534 (June 18,
1996).

likely would be required to commence a bankruptcy proceeding. Such a consequence would not be in the best interests of Allegheny or any of its constituencies. See "D. Implications of a Bankruptcy Proceeding" below.

         AE Supply requests authorization to pay dividends through December 31, 2003 of up to $350 million, as described herein. Allegheny proposes to use such funds to pay debt on outstanding indebtedness and for general corporate purposes, as and to the extent permitted under the Act. Specifically, AE Supply will declare and pay dividends to Allegheny only to the extent required by Allegheny to pay debt service on outstanding indebtedness which becomes payable beginning on December 31, 2002 in an aggregate amount of up to $350 million. Allegheny commits that any such dividends received by Allegheny from AE Supply will be used solely to pay the principal of and interest on such indebtedness and none of such amounts will be used by Allegheny to pay dividends to its stockholders. To the extent that Allegheny does not require proceeds of dividends from AE Supply to pay such indebtedness of Allegheny, Applicants request that the Commission reserve jurisdiction over the declaration and payment of dividends by AE Supply out of capital and unearned surplus up to an aggregate amount of $500 million.

         Although AE Supply has recently experienced tightened liquidity and weak financial performance, Applicants have taken a number of steps to reduce expenses, raise cash and refocus the business of AE Supply. The underlying businesses of AE Supply are fundamentally sound. Applicants project that AE Supply will have positive cash flow from operations in 2003 of more than $100 million. Applicants believe that the strength of the underlying assets of AE Supply will provide improved financial performance in the future. Furthermore, Applicants believe that upon the issuance of secured debt pursuant to the authorization granted in the Commission's order in Holding Co. Act Release No. 27579 (Oct. 17, 2002), and the application of its proceeds to refinance indebtedness outstanding as contemplated by such order, together with the actions being taken to refocus the business of AE Supply, Applicants will have sufficient funds to meet their immediate liquidity needs.

E.       Implications of a Bankruptcy Proceeding

         Failure to be able to engage in financings in accordance with the financing authority sought in this Application could result in the bankruptcy of Allegheny and/or AE Supply. Allegheny and AE Supply have a liquidity problem -- i.e., the ability to pay their debts as they come due. The ability of Allegheny and AE Supply to engage in financing transactions pursuant to the Commission's financing authorization and the ability of AE Supply to pay dividends to Allegheny are critical in providing the funds necessary to meet their respective financial obligations. However, Allegheny and AE Supply each believe that it has more than sufficient assets available to satisfy all their respective creditors in a liquidation. In this respect, Allegheny's financial position differs from many well publicized bankruptcies.

         Allegheny believes that the ability to engage in financings in accordance with the authority sought herein is preferable to reorganization through bankruptcy. Bankruptcy is an inefficient tool for fixing what is primarily a problem arising out of the debtor's inability to refinance maturing debt and fund interim credit needs in circumstances where fundamental asset values are substantial.

         Bankruptcy creates both known and unknown risks of increased costs, business disruptions, regulatory unease, departure of valuable employees and lost customers and other business opportunities. Bankrupt companies must pay significant expenses both for its own counsel and advisors and for legal and financial advisors to the creditors of the bankrupt companies. Other costs are not readily identifiable or quantifiable. For example, in a bankruptcy, trading counterparties can be expected to close out positions early. Out of the money positions (on a mark-to-market basis) that are currently unrealized, would become fixed claims upon termination of underlying contracts in bankruptcy. While the precise cost of these and many other expenses are not quantifiable, Allegheny believes these risks are real and could, over the course of a bankruptcy proceeding, result in a substantial loss of economic value for current shareholders.

         Bankruptcy also creates uncertainty about the status of AE Supply's agreements to sell power to Allegheny's state regulated public utilities which is necessary for them to meet their obligations to customers. Creditors could be expected to carefully scrutinize all major executory contracts and object in a bankruptcy proceeding to any action or omission thereunder that is not in the best interests of AE Supply, even if the action or omission is detrimental to the interests of a state regulated utility or its customers.

         While bankruptcy gives debtors a statutory right to reject uneconomic executory contracts, that right is of little or no financial benefit to companies, such as Allegheny and AE Supply, that maintain assets with a fair market value greater than their liabilities. The holder of the rejected contract will have an allowed unsecured damages claim equal to the full economic value of its loss (other than for any rejected real property leases, which are limited in amount under the Bankruptcy Code).

         In addition, a bankruptcy proceeding would disrupt the relationships between the Operating Companies and the other Allegheny system companies. Specifically, Allegheny Energy Service Corporation, the subsidiary service company of Allegheny, provides many administrative services to the companies in the Allegheny system (including the Operating Companies). If Allegheny would become subject to a bankruptcy proceeding, it would temporarily effect the provision of these services and potentially increase the cost to the Operating Companies.

         Because of the financial position of AE Supply (i.e., the fair value of its assets exceed its liabilities), a bankruptcy proceeding in which Allegheny or AE Supply is a debtor would not be expected to provide any benefit to the creditors of AE Supply or Allegheny and could be a significant detriment to the shareholders of Allegheny.

F.       Reporting Requirements

         Applicants shall file a report with the Commission within two business days after the occurrence of any of the following:

         A. Any further downgrade by a nationally recognized statistical rating organization of the debt securities of any of Allegheny, AE Supply or any of the Operating Subsidiaries; and

         B. Any event that would have a material adverse effect on the ability of Allegheny or AE Supply to comply with any conditions or requirements of an order of the Commission in this proceeding or that Allegheny otherwise determines would be of material interest to the Commission.

         The report shall describe all material circumstances giving rise to the event.

         Allegheny will file Rule 24 certificates of notification quarterly, within 60 days after the end of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, which will include the following information:

         1. A table showing, as of the end of each calendar month in the reporting period, the dollar and percentage components of the capital structures of Allegheny and AE Supply;

         2. The amount and timing of any and all dividends declared and/or paid by AE Supply to Allegheny and calculations showing the effect of such dividend on the retained earnings, the common stock equity and the members' interest of AE Supply;

         3. A description of the use by Allegheny of any funds received as a dividend from AE Supply; and

         4. Updated financial projections for Allegheny and AE Supply, substantially in the form of Exhibit H hereto, including statement of assumptions underlying the financial projections.(15)

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses incurred or to be incurred in connection with this Application are estimated to be $20,000. These estimates of fees do not include the underwriting fees, commissions or other similar remuneration paid in consummating the transactions authorized pursuant hereto.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         A.       General

         Sections 6(a), 7 and 12 of the Act and Rules 46 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

         Applicants respectfully submit that the authorization requested by the Applicants in this Application is in the best interests of Applicants and appropriate for the protection of investors and consumers. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

         B.       Rule 54 Analysis

         Rule 54 provides that in determining whether to approve certain transactions other than those involving "exempt wholesale generators", as defined in Section 32 of the Act ("EWGs"), and "foreign utility companies", as defined in Section 33 of the Act ("FUCOs"), the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied.

         Allegheny is in compliance with all requirements of Rule 53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i)), in EWGs and FUCOs at June 30, 2002 was approximately $429.5 million, or approximately 38.3 % of Allegheny's consolidated retained earnings as defined in Rule 53(a)(1)(ii) of $1,119 million for the four quarters ended June 30, 2002.

(15) The financial projections referred to in Item 4 will be filed on a confidential basis.

         Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4.  REGULATORY APPROVALS

         No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Application.

ITEM 5.  PROCEDURE

         The Applicants hereby request that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application as soon as possible; such notice to specify the minimum period allowed under the Commission's rule during which comments may be entered and the date on which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.       Exhibits

F-1      Form of Preliminary Opinion of Counsel  (previously filed)

F-2      Past tense opinion of counsel (to be filed by amendment)

G Utility Assets and Securities of Public Utilities of AE Supply (previously filed)

H Financial Projections for Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC, including statement of assumptions underlying financial projections (revised) (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b)) (incorporated by reference to Exhibit S in File No. 70-9897)

I        Proposed Form of Notice  (previously filed)

B.       Financial Statements

1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2001 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2001, File No. 1-267);

1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2001 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2001, File No. 1-267)

1.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of December 31, 2001 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2001, File No. 333-72498);

1.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC, for the year ended December 31, 2001 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2001, File No. 333-72498)

2.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of June 30, 2002 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 1-267)

2.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended June 30, 2002 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 1-267)

2.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of June 30, 2002 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 333-72498)

2.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended June 30, 2002 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 333-72498)

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    December 20, 2002

                                          Allegheny Energy, Inc.
                                          Allegheny Energy Supply Company, LLC


                                          By:       /s/ Thomas K. Henderson
                                                   ----------------------------
                                          Title:   Vice President